UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March, 2009

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry No. 0593

Material Event

Santiago, April 29, 2009

Mr.
Guillermo Larraín Ríos
Chairperson
Securities and Insurance Agency
Libertador Bernardo O'Higgins Av. 1449
Santiago – RM
CHILE

Dear Mr. Larraín:

This communication is made in compliance of rules contained in article 9th and second paragraph of article 10th of law No. 18,045, and paragraph 2.2 of Section II of General Rule No. 30 of your agency. The information contained herein is delivered purporting a timely, complete and accurate disclosure of events and information relating to Distribución y Servicio D&S S.A. (“D&S”), its businesses and/or the securities issued by D&S, which are publicly traded when such event has either occurred or become of D&S’ knowledge. The information disclosed hereinbelow shall be deemed relevant information by any knowledgeable person in the conducting of his/her investment decisions.

In merit of the foregoing statement, I hereby inform you under the character of a MATERIAL EVENT that in ordinary shareholders’ meeting held as of even date herewith, the shareholders of D&S, publicly traded corporation recorded in the Securities Registry under No. 0593, approved the distribution of a prospective dividend amounting Cl$2 per share.

The dividend shall be paid on May 20, 2009 to those, who are recorded in the shareholders registry of D&S on May 14, 2009. The advertisement mentioned in Circular Letter No. 660 issued by your Commission, shall be published in the “El Mercurio” newspaper on May 7, 2009.

The approved dividend as mentioned above is the 48th dividend paid by D&S, and it shall be distributed and charged onto the accumulated profits fund. Such dividend shall be paid according to the following rules:

a)	For those shareholders, who had it timely requested, the dividend shall be deposited in its designated bank account or savings account and a deposit receipt will be forwarded by mail;
b)	For those shareholders, who had it timely requested in writing, the dividend shall forwarded by certified mail as a nominative bank check; or,

c)
By means of nominative bank check, which may be personally withdrawn by the shareholder or its duly authorized attorney, in the offices of the corporations’ Shares Department; that is, Depósito Central de Valores S.A., Depósito de Valores – DCV, located in Huérfanos Street 770, 22nd floor, Santiago.

Sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Commission

08FORM No.	1	INTERNAL USE: MAIL OFFICES.V.S. _______________________________________
DIVIDENDS DISTRIBUTION

	0.01	Original Information	:	YES	0.02	Remittance Date	:	04/29/2009

1.	CORPORATION IDENTITY AND MOVEMENT

	1.01	R.U.T.	:	96,439,000-2	1.02	Remittance Date original form	:	04/29/2009

	1.03	Corporate Name	:	Distribución y Servicio D&S S.A.

	1.04	No. Securities Registry	:	No. 0593	1.05	Applicable Series	:	SINGLE

	1.06	Stock Exchange ID. Code	:	D&S	1.07	Movement Identity	:	No. 48

2.	DIVIDEND RESOLUTION AND AMOUNT

	2.01	Resolution Date	:	04/29/2009

	2.02	Resolution Type	:	1

	2.03	Dividend Amount	:	Cl$13,040,000,000	2.04	Currency Type	:	Cl$

3.	ENTITLED SHARES AND SHAREHOLDERS

	3.01	Number of shares	:	6,520,000,000	3.02	Record date	:	05/14/2009

4.	DIVIDEND CHARACTER

	4.01	Dividend type	:	4

	4.02	Fiscal year closing date	:	--/--/--

	4.03	Payment mode	:	1

5.	DIVIDEND PAYMENT IN CASH

	5.01	Cash payment (Cl$/share.)	:	Cl$2	5.02	Currency type	:	Cl$

	5.03	Payment date	:	05/20/2009

6.	OPTIONAL DIVIDEND PAYMENT WITH SHARES

--

7.	COMMENTS

-The corporation will timely inform to the shareholders, in connection with the tax treatment applicable to such dividend.
-This dividend shall be distributed and charged onto the accumulated profits fund.
-The payment of the dividend shall be made in any of the following ways:
a)For those shareholders, who had it timely requested, the dividend shall be deposited in its designated bank account or savings account and a deposit receipt will be forwarded by mail;
b)For those shareholders, who had it timely requested in writing, the dividend shall forwarded by certified mail as a nominative bank check; or,

c)By means of nominative bank check, which may be personally withdrawn by the shareholder or its duly authorized attorney, in the offices of the corporations’ Shares Department; that is, Depósito Central de Valores S.A., Depósito de Valores – DCV, located in Huérfanos Street 770, 22nd floor, Santiago.
-The advertisement mentioned in section II of Circular Letter No. 660 issued by your Commission, shall be published in the “El Mercurio” newspaper on May 7, 2009.
-Distribución y Servicio D&S S.A. is a publicly traded corporation.

ENRIQUE OSTALÉ CAMBIASO
Distribución y Servicio D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Mario Medina
Mario Medina
Chief Financial Officer
Dated: April 30, 2009